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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 SCHEDULE 13E-3
                        Rule 13E-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                             -----------------------


                               TRIMAS CORPORATION
                                (Name of Issuer)

                             -----------------------


                                 MASCOTECH, INC.
                           MASCOTECH ACQUISITION, INC.
                               TRIMAS CORPORATION
                      (Name of Person(s) Filing Statement)
                             -----------------------

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)
                             -----------------------

                                    896215100
                      (CUSIP Number of Class of Securities)
                             -----------------------


         Brian P. Campbell                              David B. Liner, Esq.
         TriMas Corporation                                MascoTech, Inc.
    315 East Eisenhower Parkway                          21001 Van Born Road
     Ann Arbor, Michigan 48108                         Taylor, Michigan 48180
           (313) 747-7025                                  (313) 274-7405

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
           and Communications on Behalf of Person(s) Filing Statement)
                             -----------------------

                                 With Copies to:


  David W. Ferguson, Esq.                     Jerome M. Schwartz, Esq.
   Davis Polk & Wardwell            Dickinson, Wright, Moon, Van Dusen & Freeman
    450 Lexington Avenue                   500 Woodward Avenue, Suite 4000
     New York, NY 10017                        Detroit, Michigan 48226
       (212) 450-4000                              (313) 223-3628

This statement is filed in connection with (check the appropriate box):


a. |_| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. |_|   The filing of a registration statement under the Securities Act of
         1933.
c. |X|   A tender offer.
d. |_|   None of the above.


     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|

                            CALCULATION OF FILING FEE
================================================================================
            Transaction Valuation*                       Amount of Filing Fee**
                 $912,927,132                                $182,585
================================================================================
* Calculated by multiplying $34.50, the per share tender offer price, by 26,461, 656, the sum of the number of shares of Common Stock sought in the Offer and the 327,647 shares of Common Stock subject to options that will be vested and exercisable as of January 16, 1998.

**  Calculated as 1/50 of 1% of the transaction value.

|X| Check box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $182,585            Filing Party:    MascoTech, Inc.
Form or Registration No.:   Schedule 14D-1      Date Filed:    December 17, 1997

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



                                  INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by (i) MascoTech, Inc., a Delaware corporation ("Parent"), (ii) MascoTech Acquisition, Inc., a Delaware corporation ("Purchaser") and (iii) TriMas Corporation, a Delaware corporation (the "Company") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the tender offer by Purchaser for all of the issued and outstanding shares (the "Shares") of common stock, $.01 par value per share, of the Company upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 17, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (d)(1) and (d)(2) hereto, respectively.

     The following Cross Reference Sheet, prepared pursuant to General Instruction F to Schedule 13E-3, shows the location in the Tender Offer Statement on Schedule 14D-1 filed by Parent and Purchaser (the "Schedule 14D-1") with the Securities and Exchange Commission on the date hereof of the information required to be included in this Schedule 13E-3. The information set forth in the Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated herein by reference as set forth in the Cross Reference Sheet and the responses in this Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Offer to Purchase and the schedules and annexes thereto.

     The information contained in this Schedule 13E-3 concerning the Company, including, without limitation, the deliberations of the Company's Board of Directors in connection with the transaction, the opinion of the Company's financial advisor and the Company's capital structure and historical financial statements and projections, was supplied by the Company. Parent and Purchaser take no responsibility for the accuracy of such information. The information contained in this Schedule 13E-3 concerning Parent and Purchaser was supplied by Parent and Purchaser. The Company takes no responsibility for the accuracy of such information.

                              CROSS REFERENCE SHEET


                                                                 WHERE LOCATED
ITEM IN SCHEDULE 13E-3                                         IN SCHEDULE 14D-1
-------------------------                                      -----------------
Item 1(a) .....................................................  Item 1(a)
Item 1(b) .....................................................  Item 1(b)
Item 1(c) .....................................................  Item 1(c)
Item 1(d) .....................................................     *
Item 1(e) .....................................................     *
Item 1(f) .....................................................     *
Item 2(a) .....................................................  Item 2(a)
Item 2(b) .....................................................  Item 2(b)
Item 2(c) .....................................................  Item 2(c)
Item 2(d) .....................................................  Item 2(d)
Item 2(e) .....................................................  Item 2(e)
Item 2(f) .....................................................  Item 2(f)
Item 2(g) .....................................................  Item 2(g)
Item 3 ........................................................  Item 3
Item 4 ........................................................     *
Item 5 ........................................................  Item 5
Item 6(a) .....................................................  Item 4(a)
Item 6(b) .....................................................     *
Item 6(c) .....................................................  Item 4(b)
Item 6(d) .....................................................     *
Item 7(a) .....................................................  Item 5
Item 7(b) .....................................................     *
Item 7(c) .....................................................     *
Item 7(d) .....................................................     *
Item 8 ........................................................     *
Item 9 ........................................................     *
Item 10 .......................................................  Item 6
Item 11 .......................................................  Item 7
Item 12 .......................................................     *
Item 13 .......................................................     *
Item 14 .......................................................     *
Item 15(a) ....................................................     *
Item 15(b) ....................................................  Item 8
Item 16 .......................................................  Item 10(f)
Item 17 .......................................................  Item 11
-------------------

*    The Item is located in the Schedule 13E-3 only.

Item 1.   Issuer and Class of Security Subject to the Transaction

     (a)-(c) The response to Item 1(a)-(c) of the Schedule 14D-1 is incorporated herein by reference.

     (d) The information set forth in the Offer to Purchase under "Special Factors--The Merger Agreement", "The Tender Offer--Price Range of Shares; Dividends" and "The Tender Offer--Financing of the Offer and the Merger" is incorporated herein by reference.

     (e) Not applicable.

     (f) Not applicable.

Item 2.   Identity and Background

     This Statement is filed by Purchaser, Parent and the Company. The response to Item 2 of the Schedule 14D-1 is incorporated herein by reference. The information set forth in the Offer to Purchase under "The Tender Offer--Certain Information as to the Company" is incorporated herein by reference. During the last five years, the Company and, to the best knowledge of the Company, none of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.   Past Contacts, Transactions or Negotiations

     The response to Item 3 of the Schedule 14D-1 is incorporated herein by reference.

Item 4.   Terms of the Transaction

     (a) The information set forth in the Offer to Purchase on the cover page thereof and under "Introduction", "Special Factors--Background of the Offer", "Special Factors--The Merger Agreement", "The Tender Offer--Terms of the Offer", "The Tender Offer--Acceptance for Payment and Payment for Shares", "The Tender Offer--Procedures for Accepting the Offer and Tendering Shares", "The Tender Offer--Withdrawal Rights", "The Tender Offer--Dividends and Distributions", "The Tender Offer--Certain Conditions of the Offer", "The Tender Offer--Certain Legal Matters" and "The Tender Offer--Miscellaneous" is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "Special Factors--Interests of Certain Persons in the Offer and the Merger" is incorporated herein by reference.

Item 5.   Plans or Proposals of the Issuer or Affiliate

     The response to Item 5 of the Schedule 14D-1 is incorporated herein by reference.

Item 6.   Source and Amount of Funds or Other Consideration

     (a) The response to Item 4(a) of the Schedule 14D-1 is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase in "The Tender Offer--Fees and Expenses" is incorporated herein by reference.

     (c) The response to Item 4(b) of the Schedule 14D-1 is incorporated herein by reference.

     (d) Not applicable.

Item 7.   Purpose(s), Alternatives, Reasons and Effects

     (a) The response to Item 5 of the Schedule 14D-1 is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "Special Factors--Background of the Offer", "Special Factors--Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger" and "Special Factors--Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger" is incorporated herein by reference.

     (c)-(d) The information set forth in the Offer to Purchase under "Introduction", "Special Factors--Background of the Offer", "Special Factors--Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger", "Special Factors--Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger", "Special Factors--Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger", "Special Factors--Plans for the Company After the Offer and the Merger", "The Tender Offer--Certain Federal Income Tax Consequences" and "The Tender Offer--Certain Effects of the Offer" is incorporated herein by reference.

Item 8.   Fairness of the Transaction

     (a)-(e) The information set forth in the Offer to Purchase under "Introduction", "Special Factors--Background of the Offer ", "Special Factors--Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger", "Special Factors--Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger" and "Special Factors--Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger" is incorporated herein by reference.

     (f)  Not applicable.

Item 9.   Reports, Opinions, Appraisals And Certain Negotiations

     The information set forth in the Offer to Purchase under "Special Factors--Background of the Offer", "Special Factors--Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger", "Special Factors--Opinion of Financial Advisor to the Special Committee", "Special Factors--Opinion of Financial Advisor to Parent", "Special Factors--Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger" and Annex B is incorporated herein by reference.

Item 10.  Interest in Securities of the Issuer

     The response to Item 6 of the Schedule 14D-1 is incorporated herein by reference. The information set forth in the Offer to Purchase under "The Tender Offer--Certain Information Concerning the Company" is incorporated herein by reference.

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities

     The response to Item 7 of the Schedule 14D-1 is incorporated herein by reference. The information set forth in the Offer to Purchase under "The Tender Offer--Certain Information Concerning the Company" is incorporated herein by reference.

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Offer and the Merger

     The information set forth in the Offer to Purchase under "Introduction", "Special Factors--Background of the Offer and the Merger", "Special Factors--Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger" and "Special Factors--Interests of Certain Persons in the Offer and the Merger" is incorporated herein by reference.

Item 13.  Other Provisions of the Offer and the Merger

     (a) The information set forth in the Offer to Purchase under "Special Factors--Rights of Stockholders in the Offer and the Merger", "Special Factors--The Merger Agreement" and in Annexes A and C is incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.

Item 14.  Financial Information

     (a) The information set forth in the Offer to Purchase under "The Tender Offer--Certain Information Concerning the Company" and "The Tender Offer--Price Range of Shares; Dividends" is incorporated herein by reference. In addition, the Company's audited financial statements for the fiscal years ended December 31, 1995 and December 31, 1996, and the Company's unaudited financial statements for the period ended September 30, 1997, are attached to the Offer to Purchase as Annexes D and E thereto, respectively.

     (b) Not applicable.

Item 15.  Persons and Assets Employed, Retained or Utilized

     (a) The information set forth in the Offer to Purchase under "Special Factors--Background of the Offer and the Merger", "Special Factors--Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger", "Special Factors--Plans for the Company After the Offer and the Merger" and "The Tender Offer--Certain Effects of the Offer" is incorporated herein by reference.

     (b) The response to Item 8 of the Schedule 14D-1 is incorporated herein by reference.

Item 16.  Additional Information

     The response to Item 10(f) of the Schedule 14D-1 is incorporated herein by reference.

Item 17.  Material to Be Filed as Exhibits


      (a)(1) Commitment Letter (including the related term sheet), dated December 10, 1997, from The First National Bank of Chicago, Bank of America NT and NationsBank N.A.*

      (b)(1) Opinion of BT Wolfensohn dated December 10, 1997 (attached as Annex B to the Offer to Purchase).*

      (b)(2)  Presentation of BT Wolfensohn dated December 10, 1997.
      (b)(3)  Opinion of Salomon Smith Barney dated December 10, 1997.

      (b)(4)  Presentation of Salomon Smith Barney dated December 10, 1997.

      (c)(1) Registration Agreement, dated as of December 27, 1988, among the Company, Masco Corporation and Parent (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1992). Amendment dated as of April 21, 1992 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996). Amendment dated as of January 5, 1993 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1992). Amendment dated as of May 26, 1994 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1994). Amendment dated as of May 15, 1996 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996).

      (c)(2) Agreement and Plan of Merger, dated as of December 10, 1997, as amended by Amendment No. 1 dated as of December 15, 1997, among the Company, Parent and Purchaser.*


      (d)(1)  Offer to Purchase dated December 17, 1997.*

      (d)(2)  Letter of Transmittal sent to holders of Shares.*

      (d)(3)  Notice of Guaranteed Delivery.*

      (d)(4) Letter from Salomon Smith Barney to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

      (d)(5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

      (d)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*


      (d)(7) Summary Advertisement as published in The Wall Street Journal on December 17, 1997.*

      (d)(8) Text of Press Release issued by Parent and the Company on December 11, 1997.*

      (d)(9)  Text of Press Release issued by Parent on December 17, 1997.*

      (e) Section 262 of the Delaware General Corporation Law (attached as Annex C to the Offer to Purchase).*

      (f)     Not applicable.

      (g)(1) Complaint filed in Sapsowitz v. Manoogian et al. (Court of Chancery in the State of Delaware in and for New Castle County, filed December 11, 1997).*

      (g)(2) Complaint filed in Blue v. TriMas Corporation et al. (Court of Chancery of the State of Delaware in and for New Castle County, filed December 11, 1997).*

-------------------

* Incorporated by reference to the Statement on Schedule 14D-1 filed by Purchaser and Parent on December 17, 1997.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 17, 1997


                                MASCOTECH, INC.


                                By:   /s/ David B. Liner
                                    --------------------------------------------
                                    Name:  David B. Liner
                                    Title: Vice President and Corporate Counsel



                                MASCOTECH ACQUISITION, INC.


                                By:   /s/ David B. Liner
                                    --------------------------------------------
                                    Name:  David B. Liner
                                    Title: Secretary



                                TRIMAS CORPORATION


                                By:   /s/ Brian P. Campbell
                                    --------------------------------------------
                                    Name:  Brian P. Campbell
                                    Title: President

                                  EXHIBIT INDEX



Exhibit No.                             Description
----------                              -----------
  (b)(2)    Presentation of BT Wolfensohn dated December 10, 1997.
  (b)(3)    Opinion of Salomon Smith Barney dated December 10, 1997.
  (b)(4)    Presentation of Salomon Smith Barney dated December 10, 1997.



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